UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                  September                              , 2003
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                          Knightsbridge Tankers Limited
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                 (Translation of registrant's name into English)


        Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                 Form 20-F   X              Form 40-F
                          -------                     -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                    No  X
                              ------                ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of a press release issued by Knightsbridge Tankers Limited on September 26, 2003.

Exhibit 1

FOR IMMEDIATE RELEASE

                                 [Logo Omitted]

                          KNIGHTSBRIDGE TANKERS LIMITED
                        ANNOUNCES PRELIMINARY RESULTS OF
                    SHAREHOLDER VOTE TO CONTINUE THE COMPANY
                                   IN BUSINESS

Hamilton, Bermuda, September 26, 2003. Knightsbridge Tankers Limited (the "Company") today announced that based on preliminary results from its special shareholders meeting this morning, the Company's shareholders have voted by an overwhelming majority to continue the Company in business. The alternative had been to sell the Company's five very large crude carriers (VLCCs) on the scheduled expiration of their charters with Shell International Petroleum Company Limited in the first quarter of 2004. Following consideration of the first proposal, the meeting has been adjourned to a time, date and place to be announced by press release pending receipt of the official vote on proposal 1.

Assuming the official vote confirms the decision to continue the Company in business, the reconvened meeting will consider the proposal to amend the Company's bye-laws to remove the current restrictions on the Company's business activities.

Shareholders may continue to submit proxies on the proposal to amend the bye-laws up to the time the meeting is reconvened. The Board of Directors reiterated its recommendation in favor of the proposal and urged the shareholders who have not yet submitted proxies to do so. The affirmative vote of holders of two-thirds of the Company's outstanding shares is required to approve the bye-law amendments.

Shareholders may contact Mellon Investor Services directly at 1 (877) 688-7273 with any questions with respect to voting.

The Company's common shares trade on the Nasdaq National Market under the symbol "VLCCF".


Contact: Knightsbridge Tankers Limited     Ola Lorentzon (Oslo, Norway)
         Investor Relations                47 23 11 40 00
                                           Kate Blankenship (Hamilton, Bermuda)
                                           1 (441) 295-0182

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            Knightsbridge Tankers Limited
                                            -----------------------------
                                                     (Registrant)



Date   September 26, 2003           By  /s/ Kate Blankenship
       ------------------               --------------------
                                            Kate Blankenship
                                              Secretary




01655.0002 #431228